# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cipher Digital Inc., CIK 0001819989
CUSIP: 17253J106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Date of event which requires filing of this statement: 05/13/2026
Amends the filing with accession number 0001123292-25-000660
Filed by CIK 0001884407
Persons authorized to receive notices and communications: Stijn Ehren, Strawinskylaan 3051, Amsterdam, Netherlands (P7), 1077ZX, 31 6 29 94 48 88

## Reporting persons
- Bitfury Top HoldCo B.V. (CIK 0001884407): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 30,443,382; sole dispositive power 0; shared dispositive power 30,443,382; aggregate amount beneficially owned 30,443,382 (7.4% of the class)
- Bitfury Holding B.V. (CIK 0001887853): type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 4,821,560; sole dispositive power 0; shared dispositive power 4,821,560; aggregate amount beneficially owned 4,821,560 (1.2% of the class)
- Bitfury Group Ltd (CIK 0001887872): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 30,443,382; sole dispositive power 0; shared dispositive power 30,443,382; aggregate amount beneficially owned 30,443,382 (7.4% of the class)
- V3 Holding Ltd (CIK 0001887845): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 61,316,694; sole dispositive power 0; shared dispositive power 61,316,694; aggregate amount beneficially owned 61,316,694 (15% of the class)
- Vavilovs Valerijs (CIK 0001887811): type of reporting person: individual (IN); citizenship or place of organization: Latvia (1R); source of funds: other (OO); sole voting power 0; shared voting power 61,316,694; sole dispositive power 0; shared dispositive power 61,316,694; aggregate amount beneficially owned 61,316,694 (15% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Cipher Digital Inc.
Address of issuer's principal executive offices: 1 Vanderbilt Avenue, Floor 54, New York, New York (NY), 10017
Comment: This Amendment No. 22 ("Amendment No. 22") to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Cipher Digital Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Persons on September 23, 2021, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Persons on April 12, 2022, Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Persons on November 9, 2023, Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Persons on January 24, 2024, Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Persons on February 26, 2024, Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Persons on May 16, 2024, Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Persons on June 13, 2024, Amendment No. 7 to Schedule 13D filed with the SEC by the Reporting Persons on June 28, 2024, Amendment No. 8 to Schedule 13D filed with the SEC by the Reporting Persons on September 4, 2024, Amendment No. 9 to Schedule 13D filed with the SEC by the Reporting Persons on September 10, 2024, Amendment No. 10 to Schedule 13D filed with the SEC by the Reporting Persons on November 12, 2024, Amendment No. 11 to Schedule 13D filed with the SEC by the Reporting Persons on July 10, 2025, Amendment No. 12 to Schedule 13D filed with the SEC by the Reporting Persons on July 22, 2025, Amendment No. 13 to Schedule 13D filed with the SEC by the Reporting Persons on August 11, 2025, Amendment No. 14 to Schedule 13D filed with the SEC by the Reporting Persons on September 8, 2025, Amendment No. 15 to Schedule 13D filed with the SEC by the Reporting Persons on September 17, 2025, Amendment No. 16 to Schedule 13D filed with the SEC by the Reporting Persons on September 25, 2025, Amendment No. 17 to Schedule 13D filed with the SEC by the Reporting Persons on October 2, 2025, Amendment No. 18 to Schedule 13D filed with the SEC by the Reporting Persons on October 16, 2025, Amendment No. 19 to Schedule 13D filed with the SEC by the Reporting Persons on November 5, 2025, Amendment No. 20 to Schedule 13D filed with the SEC by the Reporting Persons on November 18, 2025 and Amendment No. 21 to Schedule 13D filed with the SEC by the Reporting Persons on May 13, 2026 (the "Original Schedule 13D," and as amended by Amendment No. 22, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 22 shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

This Amendment No. 22 is being filed for purposes of disclosing the Additional V3 Forward Contract and the Top HoldCo Forward Contract described in this Amendment No. 22. The information contained in Item 5(c) of this Amendment No. 22 with respect thereto is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented by adding the following:

Additional V3 Forward Contract

On May 13, 2026, V3 entered into an additional variable prepaid forward sale contract (the "Additional V3 Forward Contract") with an unaffiliated third-party dealer (the "Dealer") covering a maximum of 2,812,863 shares of Common Stock. The Additional V3 Forward Contract obligates V3 to deliver to the Dealer up to 468,811 shares of Common Stock in each of six tranches within one business day after each of the six maturity dates of the Additional V3 Forward Contract (i.e. April 8, 2027, April 22, 2027, May 6, 2027, May 20, 2027, June 3, 2027 and June 17, 2027) for an aggregate amount of up to 2,812,863 shares. In exchange for assuming this obligation, V3 received a cash payment of $50.0 million in connection with the entry into the Additional V3 Forward Contract. V3 pledged 2,812,863 shares of Common Stock (the "Pledged Shares") to secure its obligations under the Additional V3 Forward Contract.

The number of shares of Common Stock to be delivered to the Dealer on each of the six maturity dates is to be determined as follows: (a) if the closing price of Common Stock during the trading day immediately preceding the maturity date (the "Settlement Price") is less than or equal to $21.1613 (the "Floor Price"), the reporting person will deliver to the Dealer 468,811 shares; (b) if the Settlement Price is between the Floor Price and $31.7420 (the "Cap Price"), the reporting person will deliver to the Dealer a number of shares of Common Stock having a value (based on the then market price) equal to $9.9 million; and (c) if the Settlement Price is greater than the Cap Price, the reporting person will deliver to the Dealer a number of shares of Common Stock equal to 468,811 shares minus a number of shares of Common Stock having a value (based on the then market price) equal to $4.9 million. V3 will retain economic and voting rights in the Pledged Shares during the term of the pledge (so long as no event of default or similar event occurs under the Additional V3 Forward Contract or the related pledge agreement).

Top HoldCo Forward Contract

In addition, on May 15, 2026, Bitfury Top HoldCo entered into a variable prepaid forward sale contract (the "Top HoldCo Forward Contract") with the Dealer covering a maximum of 4,433,735 shares of Common Stock. The Top HoldCo Forward Contract obligates Bitfury Top HoldCo to deliver to the Dealer up to 738,956 shares of Common Stock in each of six tranches within one business day after each of the six maturity dates of the Top HoldCo Forward Contract (i.e. June 24, 2027, July 1, 2027, July 8, 2027, July 15, 2027,July 22, 2027 and July 29, 2027) for an aggregate amount of up to 4,433,735 shares. In exchange for assuming this obligation, Bitfury Top HoldCo received a cash payment of $81.2 million in connection with the entry into the Top HoldCo Forward Contract. Bitfury Top HoldCo pledged 4,433,735 shares of Common Stock (the "Pledged Shares") to secure its obligations under the Top HoldCo Forward Contract. The number of shares of Common Stock to be delivered to the Dealer on each of the six maturity dates is to be determined as follows: (a) if the closing price of Common Stock during the trading day immediately preceding the maturity date (the "Settlement Price") is less than or equal to $21.8071 (the "Floor Price"), the reporting person will deliver to the Dealer 738,955 shares; (b) if the Settlement Price is between the Floor Price and $32.7107 (the "Cap Price"), the reporting person will deliver to the Dealer a number of shares of Common Stock having a value (based on the then market price) equal to $21.8 million; and (c) if the Settlement Price is greater than the Cap Price, the reporting person will deliver to the Dealer a number of shares of Common Stock equal to 738,955 shares minus a number of shares of Common Stock having a value (based on the then market price) equal to $10.9 million. Bitfury Top HoldCo will retain economic and voting rights in the Pledged Shares during the term of the pledge (so long as no event of default or similar event occurs under the Top HoldCo Forward Contract or the related pledge agreement).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(c) is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 1: Joint Filing Agreement, dated as of May 18, 2026.

## Signatures
- Bitfury Top HoldCo B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (05/18/2026)
- Bitfury Holding B.V.: /s/ Stijn Ehren, Stijn Ehren, Managing Director (05/18/2026)
- Bitfury Group Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (05/18/2026)
- V3 Holding Ltd: /s/ Valerijs Vavilovs, Valerijs Vavilovs, Director (05/18/2026)
- Vavilovs Valerijs: /s/ Valerijs Vavilovs, Vavilovs Valerijs (05/18/2026)